FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

26 September 2016 16:00

Transaction by Person Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

On 26 September 2016, the interest of Sean Bohen, a person discharging managerial responsibilities, in the ordinary shares of AstraZeneca PLC changed as detailed below.

The change in interest relates to the vesting of an award of AstraZeneca American Depositary Shares (ADSs) made in September 2015 under the AstraZeneca Restricted Share Plan.

One ordinary share equals two ADSs.

After sufficient vested shares were withheld to satisfy certain tax obligations arising on the vesting, Mr Bohen has become beneficially entitled to and has received 12,385 ADSs into a personal brokerage account.

For tax purposes, the fair market value of the shares at vest was $33.97 per ADS being the closing price on the last trading day preceding the vesting day.

The attached notification, made in accordance with the requirements of the EU Market Abuse Regulation, gives further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sean Bohen
2	Reason for the notification
a)	Position/status	Executive Vice-President, Global Medicines Development and Chief Medical Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	Not applicable
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	AstraZeneca PLC American Depositary Shares CUSIP: 046353108
b)	Nature of the transaction	Acquisition of AstraZeneca American Depositary Shares pursuant to the vesting of an award under the AstraZeneca Restricted Share Plan
	Price(s) and volume(s)	Price(s)	Volume(s)
		$33.97	12,385
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	26 September 2016
f)	Place of the transaction	New York

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Respiratory and Autoimmunity, Cardiovascular and Metabolic Diseases, and Oncology. The Company is also active in inflammation, infection and neuroscience through numerous collaborations. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
UK
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Nick Stone	Respiratory & Autoimmunity	+44 203 749 5716
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	Infection & Neuroscience	+44 203 749 5711
US
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Mitchell Chan	Oncology	+1 240 477 3771
Toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    AstraZeneca PLC

Date: 26 September 2016

                                                                                                                 By:  /s/ Adrian Kemp
                                                                                                              Name: Adrian Kemp
                                                                                                               Title: Company Secretary